SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

AFP Imaging Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

1058106

(CUSIP Number)

R. Scott Jones
BioWave Innovations, LLC
274 Ridgefield Road
Wilton, CT 06897
Telephone: (203) 982-8157

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 1058106	13D	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS BioWave Innovations, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,846,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,846,600
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,846,600
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 76.3% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 1058106	13D	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS R. Scott Jones
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,846,600 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,846,600 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,846,600 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 78.3% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) IN

(1) Mr. Jones may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by BioWave Innovations, LLC because he is the sole managing member of BioWave Innovations, LLC.  The filing of this Statement and any future amendment by Mr. Jones, and the inclusion of information herein and therein with respect to Mr. Jones, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Jones disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP No. 1058106	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.

 The name of the issuer is AFP Imaging Corporation, a New York corporation (the “Issuer”).   The Issuer’s principal executive offices are located at 250 Clearbrook Road, Elmsford, New York 10523.  The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $.01 per share (the “Common Stock”).

Item 2.  Identity and Background.

(a), (b), (c) and (f) This Schedule 13D is filed by BioWave Innovations, LLC (“BioWave”) and Mr. R. Scott Jones (together with BioWave, the “Reporting Persons”).  The business address of the reporting persons is BioWave Innovations, LLC, 274 Ridgefield Road, Wilton, CT 06897.  BioWave is a private equity and strategic development firm organized as a limited liability company under the laws of the State of Connecticut.  Mr. Jones is a  citizen of the United States of America.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The total amount of funds required by BioWave to purchase the securities was $500,000 and was furnished from the working capital of BioWave.  No funds were borrowed in connection with such purchase.

Item 4.   Purpose of Transaction

On June 22, 2009, BioWave entered into a Stock Purchase Agreement (the “Agreement”) with the Issuer, pursuant to which BioWave purchased and the Issuer sold 578,466 shares of the Issuer’s newly-issued Series A Convertible Preferred Stock (the “Preferred Stock”) in exchange for $500,000.  Each share of Preferred Stock is convertible into 100 shares of Common Stock.  The Preferred Stock has voting rights (voting with the Common Stock as a single class) with each share of Preferred Stock having a number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock is convertible.  This transaction effectively transferred control of the Issuer to the Reporting Persons.

In conjunction with the transaction, two directors resigned from the Issuer’s Board of Directors, and Mr. Jones was appointed as the Chairman of the Board of Directors.  The previous Chairman of the Board of Directors, who remains a director, resigned from his role as Chairman and was appointed Chief Executive Officer of the Issuer

The Reporting Persons entered into the transaction in the ordinary course of business for investment purposes.  Because of the level of ownership by the Reporting Persons of the Preferred Stock and Mr. Jones’ position on the Board of Directors, the Reporting Person is in a position to effect control of the Issuer.  In this capacity the Reporting Persons will have an active role in the Company’s affairs and may bring plans, proposals or changes that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist.  Additionally, the Reporting Persons may, from time to time and at any time, acquire additional equity securities of the Issuer in the open market or otherwise and dispose of any or all of their shares in the open market or otherwise.

CUSIP No. 1058106	13D	Page 5 of 6 Pages

Item 5.   Interest in Securities of the Issuer

(a) and (b)    The Reporting Persons beneficially own Common Shares as follows:

Name	Number of shares of Common Stock	Sole or Shared Voting(2)	Sole or Shared Dispositive(2)	% of Total Outstanding(1)

Biowave	57,846,600	Sole	Sole	78.3%

R. Scott Jones	57,846,600	Sole	Sole	78.3%

Total:	57,846,600			78.3%

(1)  The calculation of the percentage is based on 17,928,800 shares of common stock outstanding as of May 12, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 14, 2009.

(2)  BiowWave directly beneficially owns the securities identified above in the form of direct ownership of 578,466 shares of Preferred Stock, where each share of Preferred Stock is convertible into 100 shares of Common Stock.  Mr. Jones indirectly beneficially owns the securities identified above by virtue of the fact that he is the sole member and the managing member of BioWave.

(c)           No Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transaction reported herein.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 22, 2009, BioWave entered into an Equity Incentive Agreement with ComVest Capital, LLC (“ComVest”). Under that agreement, in order to incentivize BioWave to cause the Issuer to reduce the Issuer’s loan obligations to ComVest, ComVest agreed to assign to BioWave a portion of ComVest’s warrant to purchase 19,282,200 shares of Common Stock if and when the Issuer makes certain repayments of the principal on the outstanding loans owed to ComVest.

Item 7.   Material to be Filed as Exhibits

Exhibit 1 - Stock Purchase Agreement between the Issuer and BioWave.
Exhibit 2 - Equity Incentive Agreement between Biowave and ComVest Capital, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 30, 2009

BioWave Innovations, LLC

By:	/s/ R. Scott Jones
Name: R. Scott Jones
Title: Managing Member

/s/ R. Scott Jones
R. Scott Jones, Individually